Exhibit 12
Potash Corporation of Saskatchewan Inc.
Ratio of Earnings to Fixed Charges
(in millions of US dollars, except ratio amounts)
(unaudited)

	Year ended December 31
	2010	2009(1)	2008(1)	2007(1)	2006(1)

Canadian GAAP

Net income	$1,806.2	$980.7	$3,465.9	$1,104.0	$606.9
Income taxes	642.8	79.2	1,059.8	416.7	142.3
Share of earnings of equity investees	(174.3)	(133.7)	(255.8)	(76.2)	(54.4)
Fixed charges	273.3	255.9	187.1	187.5	183.5
Amortization of capitalized interest	8.5	—	—	—	—
Distributed income of equity investees	78.5	130.9	89.1	40.6	29.9
Interest capitalized	(118.6)	(68.2)	(42.9)	(21.8)	(19.1)

Total Earnings Available for Fixed Charges	$2,516.4	$1,244.8	$4,503.2	$1,650.8	$889.1

Fixed Charges

Interest expensed and capitalized	$247.9	$227.2	$160.9	$165.4	$163.6
Amortization of debt issue costs	4.9	3.0	1.8	2.3	1.0
Estimated portion of rent expense representing interest	20.5	25.7	24.4	19.8	18.9

Total Fixed Charges	$273.3	$255.9	$187.1	$187.5	$183.5

Ratio of Earnings to Fixed Charges	9.21	4.86	24.07	8.80	4.85

US GAAP

Net income	$1,727.8	$989.0	$3,365.9	$1,061.9	$600.9
Income taxes	679.5	51.8	1,158.5	452.8	158.6
Share of earnings of equity investees	(173.4)	(132.5)	(254.8)	(74.3)	(54.9)
Fixed charges	273.3	255.9	187.1	187.5	183.5
Amortization of capitalized interest	8.5	—	—	—	—
Distributed income of equity investees	78.5	130.9	89.1	40.6	29.9
Interest capitalized	(118.6)	(68.2)	(42.9)	(21.8)	(19.1)

Total Earnings Available for Fixed Charges	$2,475.6	$1,226.9	$4,502.9	$1,646.7	$898.9

Fixed Charges

Interest expensed and capitalized	$247.9	$227.2	$160.9	$165.4	$163.6
Amortization of debt issue costs	4.9	3.0	1.8	2.3	1.0
Estimated portion of rent expense representing interest	20.5	25.7	24.4	19.8	18.9

Total Fixed Charges	$273.3	$255.9	$187.1	$187.5	$183.5

Ratio of Earnings to Fixed Charges	9.06	4.79	24.07	8.78	4.90

(1)	Corrected as described in Note 32 to the Company’s consolidated financial statements.